FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-190246-16

The Information in this free writing prospectus is not complete and may be amended prior to the time of sale. This free writing prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

THIS FREE WRITING PROSPECTUS, DATED AUGUST 13, 2015, MAY BE AMENDED OR COMPLETED PRIOR TO TIME OF SALE

STATEMENT REGARDING THIS FREE WRITING PROSPECTUS

The depositor has filed a registration statement (including a prospectus) with the SEC (SEC File No. 333-190246) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the SEC for more complete information about the depositor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the depositor or any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 400-7834 or by emailing cmbs-prospectus@jpmorgan.com.

SUPPLEMENT TO FREE WRITING PROSPECTUS DATED AUGUST 4, 2015

$947,698,000 (Approximate)

JPMBB Commercial Mortgage Securities Trust 2015-C31

Issuing Entity

J.P. Morgan Chase Commercial Mortgage Securities Corp.

Depositor

JPMorgan Chase Bank, National Association

Barclays Bank PLC

Redwood Commercial Mortgage Corporation

Starwood Mortgage Funding II LLC

RAIT Funding, LLC

Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2015-C31

J.P. Morgan	Barclays
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner

Drexel Hamilton

Co-Manager

The information in this Supplement to Free Writing Prospectus (this “Supplement”) clarifies, updates and/or modifies the information contained in the free writing prospectus, dated August 4, 2015 (the “Free Writing Prospectus”), and the structural and collateral term sheet, dated August 4, 2015 (the “Term Sheet” and, together with the Free Writing Prospectus, the “Transaction Free Writing Prospectus”). Capitalized terms used in this Supplement but not defined in this Supplement will have the meanings ascribed to them in the Free Writing Prospectus. In all other respects, except as modified below, the Free Writing Prospectus remains unmodified.

Structural Update:

(1)    Class A-3 and Class A-4 Certificates.

The Class A-4 certificates are no longer being offered. References to the Class A-4 certificates should be disregarded. The initial principal balance of the Class A-3 certificates will be $515,534,000.

(2)    Revised Issue Characteristics.

Class	Initial Class Certificate Balance or Notional Amount(1)	Approx. Initial Credit Support(2)	Pass-Through Rate Description	Assumed Final Distribution Date(3)	Initial Approx. Pass-Through Rate	Weighted Average Life (Yrs.)(4)	Expected Ratings (Moody’s/DBRS/KBRA)(5)	Principal Window(4)
Offered Certificates
A-3	$ 515,534,000	30.000%	(6)	August 2025%		9.91	Aaa(sf) / AAA(sf) / AAA(sf)	05/25-08/25

(1)	Approximate, subject to a permitted variance of plus or minus 5%.
(2)	The initial credit support percentage set forth for the certificates is approximate and, for the Class A-3 certificates, is represented in the aggregate, including the Class A-1, Class A-2, Class A-3 and Class A-SB certificates.
(3)	The assumed final distribution date set forth in the foregoing table has been determined on the basis of the assumptions described in “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date” in the Free Writing Prospectus. The rated final distribution date for each class of offered certificates is the distribution date in August 2048. See “Description of the Certificates—Assumed Final Distribution Date; Rated Final Distribution Date” in the Free Writing Prospectus.
(4)	The weighted average life and period during which distributions of principal would be received as set forth in the foregoing table with respect to the class of certificates is based on the assumptions set forth under “Yield and Maturity Considerations—Weighted Average Life” in the Free Writing Prospectus and on the assumptions that there are no prepayments, modifications or losses in respect of the mortgage loans and that there are no extensions or forbearances of maturity dates or anticipated repayment dates of the mortgage loans.
(5)	Ratings shown are those of Moody’s Investors Service, Inc. (“Moody’s”), DBRS, Inc. (“DBRS”), and Kroll Bond Rating Agency, Inc. (“KBRA”) (each a “Rating Agency” and collectively, the “Rating Agencies”). Certain nationally recognized statistical rating organizations that were not hired by the depositor may use information they receive pursuant to Rule 17g-5 under the Securities Exchange Act of 1934, as amended, or otherwise to rate the offered certificates and any of Moody’s, DBRS and KBRA may issue unsolicited credit ratings on one or more classes of offered certificates that it ultimately does not rate. We cannot assure you as to whether such rating agencies will rate each class of offered certificates or, if they were to rate only certain classes of offered certificates, what rating would be assigned to the other classes of offered certificates. Additionally, we cannot assure you as to what ratings a non-hired nationally recognized statistical rating organization would assign. See “Risk Factors—Ratings of the Certificates” and “Ratings” in the Free Writing Prospectus. Moody’s, DBRS and KBRA have informed us that the “sf” designation in their ratings represents an identifier for structured finance product ratings. For additional information about this identifier, prospective investors can go to the related rating agency’s website. The depositor and the underwriters have not verified, do not adopt and do not accept responsibility for any statements made by the Rating Agencies on their internet websites. Important disclaimer: Credit ratings referenced throughout this material are forward-looking opinions about credit risk and express an agency’s opinion about the ability of and willingness of an issuer of securities to meet its financial obligations in full and on time. Ratings are not indications of investment merit and are not buy, sell or hold recommendations, a measure of asset value, or an indication of the suitability of an investment.
(6)	The pass-through rate applicable to the Class A-3 certificates on each distribution date will be a per annum rate equal to one of (i) a fixed rate, (ii) the weighted average of the net mortgage rates on the mortgage loans (in each case adjusted, if necessary, to accrue on the basis of a 360-day year consisting of twelve 30-day months), (iii) the lesser of a specified fixed pass-through rate and the rate described in clause (ii) above or (iv) the rate described in clause (ii) above less a specified percentage.

(3)    Revised Decrement Tables.

The tables that appear in the Free Writing Prospectus under the heading “Yield and Maturity Considerations—Weighted Average Life” and are entitled “Percent of the Initial Certificate Balance of the Class A-3 Certificates at the Respective CPYs Set Forth Below:” and “Percent of the Initial Certificate Balance of the Class A-4 Certificates at the Respective CPYs Set Forth Below:” are hereby deleted in their entirety and replaced with the following table:

Percent of the Initial Certificate Balance
of the Class A-3 Certificates at the Respective CPYs
Set Forth Below:

Distribution Date	0% CPY	25% CPY	50% CPY	75% CPY	100% CPY
Initial Percentage	100%	100%	100%	100%	100%
August 2016	100	100	100	100	100
August 2017	100	100	100	100	100
August 2018	100	100	100	100	100
August 2019	100	100	100	100	100
August 2020	100	100	100	100	100
August 2021	100	100	100	100	100
August 2022	100	100	100	100	100
August 2023	100	100	100	100	100
August 2024	100	100	100	100	100
August 2025	0	0	0	0	0
Weighted Average Life (in years)(1)	9.91	9.89	9.86	9.82	9.64

(1) The weighted average life of the Class A-3 certificates is determined by (a) multiplying the amount of each principal distribution on it by the number of years from the date of issuance of the Class A-3 certificates to the related Distribution Date, (b) summing the results and (c) dividing the sum by the aggregate amount of the reductions in the principal balance of the Class A-3 certificates.

Collateral Updates:

(1)    With respect to one (1) mortgage loan identified as “Sunbelt Portfolio” on Annex A-1 to this free writing prospectus, representing approximately 7.5% of the aggregate principal balance of the pool of mortgage loans as of the cut-off date, KKR Real Estate Finance Manager, LLC, which is expected to be the initial directing certificateholder, is the holder of a related mezzanine loan secured by direct or indirect equity interests in the related mortgage borrower.

(2)    The definition of “Borrower Party” is replaced with the following: “Borrower Party” means (i) a borrower, a mortgagor or a manager of a Mortgaged Property or any affiliate thereof or (ii) the holder of a mezzanine loan that is secured by a pledge of the direct (or indirect) equity interests in the borrower(s) under a mortgage loan or Whole Loan, which holder has commenced foreclosure or enforcement proceedings with respect to the pledge of such equity interests.